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                   CONESVILLE COAL PREPARATION COMPANY
                                                                  Page

                                CONTENTS


Statements of Income and Statements of Retained Earnings  .    .    1

Balance Sheets   .   .   .   .   .    .   .   .   .   .   .    .    2

Statements of Cash Flows .   .   .    .   .   .   .   .   .    .    3

Notes to Financial Statements    .    .   .   .   .   .   .    .  4-9


















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
                   CONESVILLE COAL PREPARATION COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                            Year Ended December 31,
                                         1998        1997         1996
                                                (in thousands)
OPERATING REVENUES -
 Services to Parent Company. . . . . .  $9,481      $9,831       $8,613

OPERATING EXPENSES . . . . . . . . . .   9,394       9,718        8,563

OPERATING INCOME . . . . . . . . . . .      87         113           50

NONOPERATING INCOME. . . . . . . . . .      41           9            7

INCOME BEFORE INTEREST CHARGES . . . .     128         122           57

INTEREST CHARGES . . . . . . . . . . .       6         -              1

INCOME BEFORE FEDERAL INCOME TAXES . .     122         122           56

FEDERAL INCOME TAX EXPENSE (CREDIT). .      52          52          (14)

NET INCOME . . . . . . . . . . . . . .  $   70      $   70       $   70

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
                     STATEMENTS OF RETAINED EARNINGS
                                     (UNAUDITED)

                                            Year Ended December 31,
                                         1998        1997         1996
                                                (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . .   $820        $750         $680

NET INCOME . . . . . . . . . . . . . .     70          70           70

RETAINED EARNINGS DECEMBER 31. . . . .   $890        $820         $750

See Notes to Financial Statements.

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

                   CONESVILLE COAL PREPARATION COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)

                                                        December 31,
                                                     1998          1997
                                                      (in thousands)
ASSETS
PREPARATION PLANT IN SERVICE. . . . . . . . . . . . $  293        $  310

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . . .    810            76

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . .     18            42
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . .      6            29
    Affiliated Companies. . . . . . . . . . . . . .    923         2,823
  Materials and Supplies - at average cost. . . . .    817           810
  Other . . . . . . . . . . . . . . . . . . . . . .     11            17
          TOTAL CURRENT ASSETS. . . . . . . . . . .  1,775         3,721
DEFERRED FEDERAL INCOME TAXES . . . . . . . . . . .    691           704
REGULATORY ASSETS . . . . . . . . . . . . . . . . .    284           298
DEFERRED CHARGES. . . . . . . . . . . . . . . . . .  1,500            59

            TOTAL . . . . . . . . . . . . . . . . . $5,353        $5,168

CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . . . $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . . .    400           400
  Retained Earnings . . . . . . . . . . . . . . . .    890           820
        TOTAL SHAREHOLDER'S EQUITY. . . . . . . . .  1,390         1,320

OTHER NONCURRENT LIABILITIES. . . . . . . . . . . .  1,376         1,156

CURRENT LIABILITIES:
  Accounts Payable - General. . . . . . . . . . . .    206           233
  Accounts Payable - Affiliated Companies . . . . .    295           154
  Accrued Rentals . . . . . . . . . . . . . . . . .    890           896
  Other . . . . . . . . . . . . . . . . . . . . . .    434           462
        TOTAL CURRENT LIABILITIES . . . . . . . . .  1,825         1,745

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . . .    710           947

REGULATORY LIABILITIES. . . . . . . . . . . . . . .     52           -

COMMITMENTS AND CONTINGENCIES (Note 2)

          TOTAL . . . . . . . . . . . . . . . . . . $5,353        $5,168
See Notes to Financial Statements.

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

                   CONESVILLE COAL PREPARATION COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)

                                           Year Ended December 31,
                                         1998       1997        1996
                                               (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . .  $    70    $  70        $  70
  Adjustments for Noncash Items:
    Depreciation . . . . . . . . . . .       29       27           27
    Deferred Federal Income Taxes. . .       57       21           30
    Amortization of Deferred
     Gain on Sale of Plant . . . . . .     (237)    (236)        (237)
    Accrued Other Postretirement
     Benefits. . . . . . . . . . . . .      200      298          144
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . .    1,923      158         (409)
    Materials and Supplies . . . . . .       (7)      98          (28)
    Accounts Payable . . . . . . . . .      114     (232)         277
  Payment of Disputed Tax and
   Interest Related to COLI. . . . . .     (705)     -            -
  Other (net). . . . . . . . . . . . .   (1,463)    (181)         148
        Net Cash Flows From (Used For)
          Operating Activities . . . .      (19)      23           22

INVESTING ACTIVITIES -
 Construction Expenditures . . . . . .       (5)     -            (21)

Net Increase (Decrease) in Cash and
 Cash Equivalents. . . . . . . . . . .      (24)      23            1
Cash and Cash Equivalents January 1. .       42       19           18
Cash and Cash Equivalents December 31.  $    18    $  42        $  19


See Notes to Financial Statements.

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                    CONESVILLE COAL PREPARATION COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (UNAUDITED)



1.  SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Conesville Coal Preparation Company (the Company or CCPC), is a wholly-owned subsidiary of Columbus Southern Power Company (CSPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides coal washing services to CSPCo's Conesville generating plant. Coal washing prices are regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed in connection with coal washing services are sufficient to recover expenses and provide for a return on CSPCo's equity investment excluding retained earnings.

Basis of Accounting

As a cost-based rate-regulated entity, CCPC's financial statements reflect the actions of regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to CSPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

Coal Washing Agreement

Pursuant to a coal washing agreement with CSPCo, the Company is obligated to provide coal washing services to CSPCo and entitled to receive payment for all costs incurred, even under circumstances when such services are not performed due to a natural disaster, labor unrest or any other forced or voluntary cessation of operations, either temporary or permanent.

Preparation Plant

Preparation plant is stated at original cost and consists primarily of assets under capital leases net of accumulated amortization.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.
Inventories

Materials and supplies inventories are stated at cost, determined on a moving-average basis.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's billings and CSPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

2.  COMMITMENTS AND CONTINGENCIES

Construction expenditures for the years 1999 through 2001 are estimated to be $648,000 and, in connection with a construction program, commitments have been made.

Litigation

The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96.

In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. A disallowance of the COLI interest deductions through December 31, 1998 would total approximately $763,000 (including interest). In the event the resolution of this matter is unfavorable, the Company expects to recover from CSPCo all of its costs under the terms of the coal washing agreement.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from CSPCo under the SEC approved coal washing agreement.

3.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including CCPC. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

4.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $23,000 in 1998, $39,000 in 1997 and $32,000 in
1996. As of June 30, 1998, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $580,000. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs for the years ended December 31, 1998, 1997 and 1996 were $17,000, $19,000 and $22,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $19,000 in 1998, 1997 and 1996.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $278,000 in 1998, $230,000 in 1997 and $244,000 in 1996.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. In 1998 $18,000, in 1997 $34,000 and in 1996 $36,000 of Black Lung surplus was utilized in accordance with the Energy Act to reimburse the Company for benefits paid. The Company's share of the Black Lung Trust funds surplus at December 31, 1998, 1997 and 1996 was $33,000, $2,000 and $13,000, respectively.

5.  FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                                Year Ended December 31,
                                                1998      1997     1996
                                                     (in thousands)

    Current (net). . . . . . . . . . . . . . .  $(5)      $31      $(44)
    Deferred (net) . . . . . . . . . . . . . .   57        21        30
      Total Federal Income Taxes . . . . . . .  $52       $52      $(14)

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to non-taxable effects of corporate owned life insurance and the reversal of deferred taxes recorded in prior years at tax rates different than the current statutory tax rate.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading, Litigation, in Note 2, management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                        December 31,
                                                      1998        1997
                                                       (in thousands)
    Deferred Tax Assets. . . . . . . . . . . . . .   $ 833        $ 806
    Deferred Tax Liabilities . . . . . . . . . . .    (142)        (102)
      Net Deferred Tax Asset . . . . . . . . . . .   $ 691        $ 704

    Deferred Book Gain - Sale/Leaseback of Plant .    $249         $331
    Amounts Due From Customers
     For Future Federal Income Taxes . . . . . . .     (46)         (61)
    Accrued Postretirement Expense . . . . . . . .     390          318
    All Other (net)  . . . . . . . . . . . . . . .      98          116

      Total Net Deferred Tax Asset . . . . . . . .    $691         $704

6.  SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in 1998 was $6,000. There were no interest charges paid in 1997 and 1996. Cash paid (received) for income taxes was $70,000 in 1998, $54,000 in 1997 and $(32,000) in 1996. Noncash acquisitions under capital leases were $79,000 in 1998, $44,000 in 1997 and $23,000 in 1996.

7.  LEASES

Leases of property, plant and equipment are for periods of up to 15 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as coal washing operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                             Year Ended December 31,
                                             1998     1997      1996
                                                (in thousands)

Operating Leases . . . . . . . . . . . .   $3,468   $3,468    $3,470
Amortization of Capital Leases . . . . .       71       57        96
Interest on Capital Leases . . . . . . .       11       12        18
    Total Rental Costs . . . . . . . . .   $3,550   $3,537    $3,584

Properties under capital leases and related obligations recorded on the balance sheet are as follows:
                                                         December 31,
                                                        1998      1997
                                                        (in thousands)

    Preparation Plant Under Capital Leases . . . . . .  $502      $461
    Accumulated Provision for Amortization . . . . . .   348       315
       Net Property under Capital Leases . . . . . . .  $154      $146

    Capital Lease Obligation:
      Noncurrent Liability . . . . . . . . . . . . . .  $ 98      $ 85
      Liability Due Within One Year. . . . . . . . . .    56        61
       Total Capital Lease Obligations . . . . . . . .  $154      $146

Capital lease obligations are included in other noncurrent liabilities and other current liabilities on the balance sheets.

Properties under operating leases and related obligations are not included in the balance sheet.

The Company sold its preparation plant and began a 15-year leaseback in 1986. The gain on the sale/leaseback is being amortized (approximately $19,700 a month) over the life of the lease and is recorded as a reduction to operating expenses.

Future minimum lease rentals consisted of the following at December 31, 1998:

                                                                  Non-
                                                              Cancelable
                                                     Capital  Operating
                                                      Leases    Leases
                                                       (in thousands)

1999. . . . . . . . . . . . . . . . . . . . . . . . .  $ 63     $ 3,468
2000. . . . . . . . . . . . . . . . . . . . . . . . .    46       3,468
2001. . . . . . . . . . . . . . . . . . . . . . . . .    29       3,468
2002. . . . . . . . . . . . . . . . . . . . . . . . .    20        -
2003. . . . . . . . . . . . . . . . . . . . . . . . .    12        -

Total Future Minimum Lease Rentals. . . . . . . . . .   170     $10,404

Less Estimated Interest Element . . . . . . . . . . .    16

Estimated Present Value of Future Minimum
 Lease Rentals. . . . . . . . . . . . . . . . . . . .  $154